Exhibit 99.1

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

WNS Announces Fourth Quarter and Full Year Fiscal 2012 Earnings

Provides Guidance for Fiscal 2013

NEW YORK, NY and MUMBAI, INDIA, April 18, 2012 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the 2012 fiscal fourth quarter and full year ended March 31, 2012.

Highlights – Fiscal Fourth Quarter 2012

GAAP Financials

•    Revenue of $113.3 million, down 28.9% from $159.5 million in Q4 of last year (primarily due to change in accounting for repair payments) and down 3.3% from $117.2 million last quarter

•    Profit of $4.4 million, compared to $8.8 million in Q4 of last year and $4.0 million last quarter

•    Diluted earnings per ADS of $0.09, compared to $0.19 in Q4 of last year and $0.09 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $99.8 million, up 5.9% from $94.3 million in Q4 of last year and up 2.7% from $97.2 million last quarter

•    Adjusted Net Income (ANI) of $13.2 million, compared to $18.2 million in Q4 of last year and $12.1 million last quarter

•    Adjusted diluted net income per ADS of $0.27, compared to $0.40 in Q4 of last year and $0.27 last quarter

Operations Update

•    Added 5 new clients in the quarter, expanded 2 existing relationships

•    Days sales outstanding (DSO) at 35 days

•    Global headcount of 23,874 as of March 31, 2012

Highlights – Fiscal Full Year 2012

GAAP Financials

•    Revenue of $474.1 million, down 23.1% from $616.3 million in fiscal 2011 (primarily due to change in accounting for repair payments)

•    Profit of $12.5 million, compared to $17.9 million in fiscal 2011

•    Diluted earnings per ADS of $0.27, compared to $0.40 in fiscal 2011

Non-GAAP Financial Measures*

•    Revenue less repair payments of $395.1 million, up 6.9% from $369.4 million in fiscal 2011

•    ANI of $47.3 million, compared to $52.9 million in fiscal 2011

•    Adjusted diluted net income per ADS of $1.02, compared to $1.17 in fiscal 2011

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

As a reminder, in fiscal 2012 WNS re-negotiated contracts with certain of its clients and repair centers in the Auto Claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of WNS and the credit risk that the client may not pay for services is no longer borne by WNS. As a result of these changes, WNS no longer accounts for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue respectively. While this change has resulted in lower year-over-year GAAP revenue figures, it has had no material impact on operating metrics such as revenue less repair payments. The contract re-negotiation process is ongoing and aimed at simplifying WNS’s accounting requirements.

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fourth quarter increased 5.9% year-over-year, and 2.7% as compared to the previous quarter. Sequential revenue growth was driven by favorable seasonality in the Travel business, strength in our Healthcare and Utilities verticals, and the continued ramp up of our large new insurance client.

Adjusted gross margin* for the quarter was 35.5%, as compared to the 36.1% in Q4 of last year, and 36.3% reported last quarter. Sequentially, operating leverage from revenue growth and improved productivity were offset by modest currency headwinds and accelerated hiring relating to process transitions for our large new client. Fourth quarter adjusted operating margin* was 17.5%, as compared to 19.4% in Q4 of last year and 16.7% reported in the third quarter. The sequential improvement was largely driven by a $0.9 million reduction in foreign exchange losses versus the prior quarter.

Adjusted net income (ANI)* in the fourth quarter was $13.2 million, up $1.0 million sequentially due to improved adjusted operating margin* discussed above and a lower effective tax rate. On a year-over-year basis, ANI* was down $5.1 million, with favorability from revenue growth more than offset by a $3.8 million impact due to a change in hedge accounting under IFRS, and $3.7 million of additional taxes largely as a result of the STPI tax holiday expiration in India. On a full year basis, the impact of these two items was $7.4 million and $10.0 million respectively.

From a balance sheet perspective, WNS ended the fiscal fourth quarter with $46.7 million in cash and an additional $26.4 million in bank deposits and marketable securities. Gross debt at the end of the fourth quarter reduced to $86.7 million as against $106.3 million at the end of Q3. Days sales outstanding for the fourth quarter was 35 days, down from 36 days in the prior quarter.

“During the fiscal fourth quarter of 2012, WNS continued to demonstrate both financial and operational progress. Revenue less repair payments improved 7.3% on a constant currency basis* versus the same quarter of last year, and adjusted operating margins* expanded for the third consecutive quarter. Also during the quarter, the company repaid $30 million on our term loan, refinanced our debt and successfully completed a stock offering which raised approximately $45 million of cash to fund growth initiatives,” said Keshav Murugesh, WNS Group Chief Executive Officer.

“Fiscal 2012 was a year of significant accomplishments and overall progress for WNS. Highlights included a return to full-year revenue growth, a re-built and robust new business pipeline, reduced attrition rates, and a strengthened balance sheet. WNS was able to deliver stable, competitive gross and operating margins while aggressively investing in the long-term health of our business. Key strategic initiatives during the year were focused on sales force hiring, end-to-end verticalization of the company, technology-enabling our solutions and expanding our global delivery footprint. We believe that these investments will allow WNS to continue enhancing our key differentiators and as a result, position the company for future success,” continued Keshav.

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

“As we turn our attention to fiscal 2013, we are cautiously optimistic about the macroeconomic environment for BPO services. WNS’s key focus areas for 2013 include sales force productivity and capital deployment to increase geographic reach, enhance and automate our service offerings, and drive non-linear revenue growth. These initiatives are aimed at improving the overall client experience while enabling WNS to accelerate profitable revenue growth.”

Fiscal 2013 Guidance

WNS has provided guidance for the fiscal year ending March 31, 2013 as follows:

•	Revenue less repair payments* is expected to be between $410 million and $430 million. This assumes an average GBP to USD exchange rate of 1.60.

•	ANI* is expected to range between $49 million and $53 million. This assumes an average USD to INR exchange rate of 50.0.

“We have provided our first look at fiscal 2013 guidance based on current revenue visibility levels and exchange rates. Our initial guidance for the year reflects top line growth of 4% to 9%, with 91% visibility to the midpoint of the range, and we expect to update this guidance as we progress through the year. We believe that our strategic initiatives will help position the company for success in the BPO industry, and drive business value for all of WNS’s key stakeholders,” said Alok Misra, WNS Group Chief Financial Officer.

Conference Call

WNS will host a conference call on April 18, 2012 at 8:00 am (Eastern) to discuss the company’s quarterly and full year results. To participate in the call, please use the following details: +1-866-277-1181; international dial-in +1-617-597-5358; participant passcode 38100617. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 50127400, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 23,000 professionals across 25 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2013 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPO industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Sr. Vice President – Finance & Head of Investor Relations WNS (Holdings) Limited +1 248 630 5197 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures will be contained in Item 5 Operating and Financial Review and Prospects accompanying our fiscal 2012 financial statements to be submitted to the SEC under a report on Form 20-F.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers (1) for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients and (2) for “non-fault” repair cases with respect to one client to whom WNS provides services similar to its “fault” repair cases. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that it directly provides to its clients. For more details, please see the discussion in table footnote 3 on pages S-15 and S-16 of our prospectus supplement dated February 9, 2012 filed with the SEC.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated, for the indicated periods, by restating the prior period’s revenue less repair payments denominated in pound sterling or Euro, as applicable, using the foreign exchange rate used for the latest period.

WNS also presents (1) adjusted gross margin, which refers to adjusted gross profit (calculated as gross profit excluding share-based compensation expense) as a percentage of revenue less repair payments, (2) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (3) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP masures not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions, except per share data)

	March 31, 2012	Three months ended March 31, 2011	Dec 31, 2011	Year ended March 31,
				2012	2011
Revenue	$113.3	$159.5	$117.2	$474.1	$616.3
Cost of revenue	78.2	125.8	82.1	340.9	490.0

Gross profit	35.1	33.7	35.1	133.2	126.2
Operating expenses:
Selling and marketing expenses	6.3	5.9	6.4	26.3	23.5
General and administrative expenses	13.0	15.3	12.5	51.3	56.4
Foreign exchange (gain) / loss, net	0.2	(4.3)	1.1	(1.9)	(15.1)
Amortization of intangible assets	7.1	8.0	7.0	29.5	31.8

Operating profit	8.7	8.9	8.1	28.0	29.7
Other expenses (income), net	0.2	(0.5)	(0.2)	(0.0)	(1.1)
Finance expense	0.9	1.2	1.0	4.0	11.4

Profit before income taxes	7.5	8.2	7.3	24.0	19.4
Provision for income taxes	3.1	(0.6)	3.2	11.5	1.5

Profit	$4.4	$8.8	$4.0	$12.5	$17.9

Earnings per share of ordinary share
Basic	$0.09	$0.20	$0.09	$0.28	$0.40

Diluted	$0.09	$0.19	$0.09	$0.27	$0.40

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP)

	Three month ended			Year ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2011
	(US dollars in millions)			(US dollars in millions)
Revenue (GAAP)	$113.3	$159.5	$117.2	$474.1	$616.3
Less: Payments to repair centers	13.5	65.2	20.0	79.1	246.9
Revenue less repair payments (Non-GAAP)	$99.8	$94.3	$97.2	$395.1	$369.4
Constant currency revenue less repair payments (Non-GAAP)	$99.8	$93.0	$96.9	$395.1	$375.2

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2011
	(US dollars in millions)			(US dollars in millions)
Gross profit (GAAP)	$35.1	$33.7	$35.1	$133.2	$126.2
Add: Share-based compensation expense	0.3	0.3	0.2	1.0	0.7
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$35.4	$34.0	$35.3	$134.2	$126.9

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Year ended
	Mar 31, 2012	Mar 31, 2011
	(US dollars in millions)
Selling and marketing expenses (GAAP)	$26.3	$23.5
Less: Share-based compensation expense	0.4	0.2
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$26.0	$23.2

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Year ended
	Mar 31, 2012	Mar 31, 2011
	(US dollars in millions)
General and administrative expenses (GAAP)	$51.3	$56.4
Less: Share-based compensation expense	3.9	2.3
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$47.4	$54.0

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2011
	(US dollars in millions)			(US dollars in millions)
Operating profit (GAAP)	$8.7	$8.9	$8.1	$28.0	$29.7
Add: Amortization of intangible assets	7.1	8.0	$7.0	29.5	31.8
Add: Share-based compensation expense	1.7	1.5	1.1	5.3	3.2
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$17.4	$18.3	$16.2	$62.7	$64.8

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2011
	(US dollars in millions)			(US dollars in millions)
Profit (GAAP)	$4.4	$8.8	$4.0	$12.5	$17.9
Add: Amortization of intangible assets	7.1	8.0	7.0	29.5	31.8
Add: Share-based compensation expense	1.7	1.5	1.1	5.3	3.2

Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$13.2	$18.2	$12.1	$47.3	$52.9

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2011
Diluted earnings per ADS (GAAP)	$0.09	$0.19	$0.09	$0.27	$0.40
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.18	0.21	0.18	0.75	0.77

Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.27	$0.40	$0.27	$1.02	$1.17

Fiscal Q4 and FY 2012 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share and per share data)

	As at March 31, 2012	As at March 31, 2011	As at April 1, 2010
ASSETS
Current assets:
Cash and cash equivalents	$46.7	$27.1	$32.3
Bank deposits and marketable securities	26.4	0.0	0.0
Trade receivables	66.4	78.6	44.8
Unbilled revenue	35.9	30.8	40.9
Funds held for clients	20.7	8.8	11.4
Current tax assets	3.9	8.5	5.6
Derivative assets	3.7	11.2	22.8
Prepayments and other current assets	21.9	16.4	16.7

Total current assets	225.6	181.5	174.5
Non-current assets:
Investments	0.0	0.0	—
Goodwill	86.7	93.5	90.7
Intangible assets	115.1	156.6	188.1
Property and equipment	45.4	47.2	48.5
Derivative assets	1.5	2.3	8.4
Deferred tax assets	43.7	33.5	25.2
Other non-current assets	6.9	8.0	8.6

Total non-current assets	299.4	341.1	369.5

TOTAL ASSETS	$525.0	$522.6	$544.0

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$47.3	$43.7	$27.9
Provisions and accrued expenses	31.9	32.9	43.4
Derivative liabilities	9.8	10.0	17.6
Pension and other employee obligations	29.0	31.0	31.0
Short term line of credit	24.0	14.6	—
Current portion of long term debt	26.0	49.4	39.6
Deferred revenue	6.2	7.0	4.9
Income taxes payable	8.2	3.1	2.6
Other liabilities	5.2	4.1	8.7

Total current liabilities	187.6	195.8	175.7
Non-current liabilities:
Derivative liabilities	1.2	0.4	7.6
Pension and other employee obligations	4.6	4.5	4.3
Long term debt	36.7	42.9	94.7
Deferred revenue	4.1	6.0	3.5
Other non-current liabilities	2.7	3.0	3.7
Deferred tax liabilities	4.1	5.1	8.2

Total non-current liabilities	53.3	61.9	122.0

TOTAL LIABILITIES	240.9	257.7	297.7

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,078,881, 44,443,726 and 43,743,953 shares, respectively)	7.8	7.0	6.8
Share premium	263.5	211.4	207.0
Retained earnings	59.1	46.6	28.7
Other components of equity	(46.4)	(0.1)	3.9

Total shareholders’ equity	284.1	264.9	246.3

TOTAL LIABILITIES AND EQUITY	$525.0	$522.6	$544.0